Exhibit 99.1

NQ Announces Receipt of Non-Binding Proposal to Acquire All Outstanding Shares of NQ

BEIJING and DALLAS, July 30, 2014—NQ Mobile Inc. (“NQ” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that its board of directors (the “Board”) has received a non-binding proposal from Bison Capital Holding Company Limited (“Bison”) to acquire all of NQ’s outstanding ordinary shares and American Depositary Shares (“ADSs,” each representing five ordinary shares of NQ). Bison has proposed a fixed cash consideration of US$9.80 per ADS.

The Board is reviewing the proposed transaction, and may retain independent advisors, including an independent financial advisor, to assist it in its work. No decisions have been made by the Board with respect to its response to Bison’s proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will receive necessary approvals or be consummated.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China.

Investor Relations

NQ Mobile Inc.

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